EXHIBIT 21.1

SUBSIDIARIES

Entity Name	Jurisdiction of Incorporation or Organization

Dermal Diagnostics (Holdings) Limited	England and Wales
Dermal Diagnostics Limited	England and Wales
Trial Clinic Limited	England and Wales